Exhibit 99.1

QIWI Provides Update on Corporate Restructuring

NICOSIA, CYPRUS – November 3, 2023 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), an innovative provider of cutting-edge payment and financial services, today announced it has received from the NASDAQ Hearing Panel (the “Panel”) the extension of the period for completion of the restructuring process until January 31, 2024.

The Company has successfully accomplished all the milestones outlined in the restructuring plan preceding the final divestment phase in a timely manner. The only remaining step to complete the reorganization process requires certain regulatory approvals.

Necessary applications to the Russian regulatory authorities have been submitted. Since the previous update on September 12, 2023, QIWI has received follow-up clarification questions that have been properly addressed. As of the date of this press release, there are no outstanding inquiries.

The Company has to respect the formal procedures required to obtain consent from the regulators and has requested from the Panel an extension of the period for the completion of the restructuring process until January 31, 2024. On November 2, 2023, the Panel determined to grant the requested extension.

The Company will duly inform the market on further developments of the restructuring process. We continue to act in the best interests of all our stakeholders, including investors, customers, merchants, business partners and employees in such unprecedented and challenging times.

About QIWI plc.

QIWI is an innovative provider of cutting-edge payment and financial services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, digital marketing, and several other projects.

For the FY 2022 QIWI had revenue of RUB 51.5 billion and an Adjusted EBITDA of RUB 19.8 billion. QIWI’s American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI). For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected development of the restructuring plan, regulatory approvals, its timing and timing of Russian assets divesture, projections of revenue share post restructuring, ability to comply with NASDAQ listing criteria, and others.

Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions in each country of our presence, growth in each of our markets, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.